                                                                    EXHIBIT 99.2

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                       CONDITION AND RESULTS OF OPERATIONS

THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1)
OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH
31, 2007 AND FOR THE THREE MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS
REPORT AND (2) OUR CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND
RELATED NOTES FOR THE YEAR THEN ENDED AND (3) OUR REPORT OF FORM 6-K, FILED
FEBRUARY 8, 2007. OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN
ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE
DESCRIBED IN NOTE 5 TO OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS AS OF MARCH 31, 2007 AND IN NOTE 19 TO OUR CONSOLIDATED FINANCIAL
STATEMENTS AS OF DECEMBER 31, 2006.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

                                                    THREE MONTHS ENDED
                                                         MARCH 31,
                                                  ----------------------
                                                    2007          2006
                                                  --------      --------
                                                        (UNAUDITED)
                                                  ----------------------

STATEMENT OF OPERATIONS DATA:
Total revenues                                       100.0%        100.0%
Cost of total revenues                               128.6         170.8
                                                  --------      --------
Gross loss                                           (28.6)        (70.8)
Research and development expenses, net                 6.5           9.3
Marketing, general and administrative expenses        14.1          14.8
                                                  --------      --------
Operating loss                                       (49.1)        (95.0)
Financing expense, net                               (18.2)        (32.1)
Other income, net                                      0.1           1.5
                                                  --------      --------
Loss                                                 (67.2)%      (125.6)%
                                                  ========      ========

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED MARCH 31, 2006

     REVENUES. Revenues for the three months ended March 31, 2007 increased by
55% to $55.6 million from $35.9 million for the three months ended March 31,
2006. This $19.7 million increase was mainly attributable to higher volume of wafer shipments.

     COST OF TOTAL REVENUES. Cost of total revenues for the three months ended
March 31, 2007 amounted to $71.5 million, compared with $61.3 million for the three months ended March 31, 2006. This modest increase of 16.7% in cost of revenues, despite the 55% increase in sales, was achieved mainly due to the
Company's cost structure, according to which, the Company has reasonable margins for each incremental dollar of revenue.

     GROSS LOSS. Gross loss for the three months ended March 31, 2007 was $15.9 million compared to a gross loss of $25.4 million for the three months ended
March 31, 2006. The decrease in gross loss was mainly attributable to the improved margins described above.

     RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the three months ended March 31, 2007 amounted to $3.6 million compared to a similar amount for the three months ended March 31, 2006.

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the three months ended March 31, 2007 amounted to
$7.8 million compared to $5.3 million for the three months ended March 31, 2006.
The increase is primarily due to stock based compensation expenses and increased expenses resulted directly from the higher revenues mentioned above.

     OPERATING LOSS. Operating loss for the three months ended March 31, 2007 was $27.3 million, compared to $34.1 million for the three months ended March
31, 2006. The decrease in the operating loss is attributable mainly to the decrease in the gross loss described above.

     FINANCING EXPENSES, NET. Financing expenses, net, for the three months ended March 31, 2007 were $10.1 million compared to financing expenses, net, of
$11.5 million for the three months ended March 31, 2006. This decrease is mainly due to a decrease of $3.3 million in connection with the successful consummation of our debt restructuring with our banks in September 2006, pursuant to which approximately 30% of the outstanding loans were converted into capital notes and the interest rate applicable to the interest payments was decreased to LIBOR +
1.1% compared to LIBOR + 2.5%. This decrease was offset by an increase of $2.6 million in costs related to our convertible debentures attributable mainly to an increase in the discount amortization which resulted mainly from the issuance of a new series of convertible debentures (in June 2006) and the decrease in the exchange rate of the dollar in relation to the NIS which caused an increase in the dollar amount of the NIS denominated outstanding convertible debt (see below for more details on currency fluctuations).

     OTHER INCOME, NET. Other income, net, for the three months ended March 31,
2007 was $0.01 million compared to $0.6 million for the three months ended March
31, 2006.

     LOSS. Our loss for the three months ended March 31, 2007 was $37.4 million, compared to $45.1 million for the three months ended March 31, 2006. This decrease is primarily attributable to the decrease in the operating loss of $6.8 million and a $1.4 million decrease in finance expenses.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by a change in valuation of the NIS in relation to the dollar. During the three months ended March 31, 2007, the exchange rate of the dollar in relation to the NIS decreased by 1.7%, and the Israeli Consumer Price
Index, or CPI, decreased by 0.2% (during the three months ended March 31, 2006 there was an increase of 1.4% in the exchange rate of the dollar in relation to the NIS and an increase of 0.6% in the CPI).

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2007, we had an aggregate of $43.6 million in cash, cash equivalents, and short-term interest-bearing deposits. This compares to $32.7 million we had as of March 31, 2006 in cash, cash equivalents, and short-term interest-bearing deposits, of which $15.1 million was contractually restricted for Fab 2 use only.

     During the three months ended March 31, 2007, we received $28.9 million in gross proceeds from the issuance of ordinary shares and warrants, and generated a net amount of $5.5 million from our operating activities. These liquidity resources financed the investments we made during the three months ended March
31, 2007, which aggregated $24.7 million, mainly in connection with the purchase and installation of equipment and other assets for the ramp up of Fab 2 and repayment of convertible debentures in the amount of $7.1 million.

     As of March 31, 2007, we had long-term bank loans, at present value, in the amount of $358.8 million we obtained in connection with the establishment of Fab
2. As of such date, we also had convertible debentures in the aggregate of $92.6 million, of which $6.6 million are presented as current maturities and $20.1 million are presented as equity component of the convertible debentures as part of shareholders' equity.